FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                          31 March, 2003


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Airwave - Police Forces sent to the London Stock Exchange on 31 March, 2003.




press release

PR0312

                     AIRWAVE ON LINE WITH 10 POLICE FORCES


Released: 31st March 2003


mmO2 today announces that the UK's 10th police force has now taken delivery of Airwave, its advanced TETRA-based emergency communications service. This sophisticated, fully encrypted digital radio system, which cannot be scanned or monitored by outsiders, will allow the police to communicate seamlessly and securely throughout England, Scotland and Wales. The multi-functional handsets, combining a digital radio and mobile phone, will also (in future) operate as data terminals - enabling officers in the field to access local and national databases, such as the Police National Computer and driving licence information.

Cambridgeshire, Derbyshire and Humberside are the latest forces to receive Airwave, which will be delivered to all 53 police forces in England, Scotland and Wales by the end of 2005 under a GBP2.9bn UK Government contract with O2 Airwave, part of the mmO2 group.

Chief executive of mmO2 plc, Peter Erskine, said: "In these times of heightened national security and surveillance against possible terrorist activity, we are now investing heavily in the rollout of the Airwave system which will provide demonstrable benefits to the emergency services and the public. Over the next 12 months, Airwave will be delivered to a further 26 police forces, including the Metropolitan Police.

"With bids also submitted for both national fire and ambulance communications requirements, I'm delighted with the increased take-up of Airwave. The system is already in use by the Ministry of Defence and, most recently, by two fire and rescue services, as well as one ambulance NHS trust."

As well as making a significant contribution to the fight against crime, the system promotes officer safety, partly because it has better radio coverage and call clarity, but also because of its emergency button feature, which enables officers to summon immediate assistance.

Peter Richardson, Managing Director of O2 Airwave, commented: "The introduction of Airwave to all the police forces across England, Scotland and Wales is a major undertaking and is going well. Not only is the service proving its worth in terms of helping officers to be efficient and effective, but also in ensuring criminals are less so. A number of instances have been reported in which criminals have been unable to monitor police activity using conventional scanners that infiltrate outdated analogue systems."

The ability for emergency services to be able to easily talk to one another - particularly at major incidents or national emergencies where fire, police and ambulance are all involved - is also a key focus at present for the UK Government, with national procurements well advanced for both fire and ambulance services. Hereford and Worcester Ambulance NHS Trust recently became the first NHS organisation to sign up for Airwave, following delivery of the system to Shropshire and Lancashire Fire and Rescue Services.


                                - ENDS -


NOTES TO EDITORS

Key Benefits of Airwave

- For the first time ever, police will have radio coverage wherever they need it - even in radio black spots. And Airwave filters out background noise - ensuring clearer communications from the noisiest of environments, from motorways or school playgrounds to factories and night-clubs.

- Because all Airwave communications are encrypted, they cannot be scanned or monitored by outsiders, so helping police stay one step ahead of criminals. And, as police forces across the country adopt the service, Airwave will help neighbouring forces communicate seamlessly with one another on the same system for the first time.

- Airwave will also make life on the beat safer for officers. Improved coverage as well as emergency buttons on Airwave handsets enable officers to call for urgent assistance.

- The system's unique, multi-functional handsets double as a digital radio and mobile phone in one - and will also function as data terminals - enabling officers in the field to access local and national databases, including driving license information and records on the Police National Computer. This means that officers will be able to check information where and when they need to - much more quickly than they can at present, and without having to return to the station.

- Because Airwave also offers the option to set up talk groups and enables direct officer-to-officer communications (without the need to route all calls through control centres) it will be of real help at major incidents and emergencies, at which effective communications really can help to save lives.



The Technology

Airwave uses TETRA (Terrestrial Trunked Radio) technology, an international standard for emergency services. As this is a completely new national network for the UK, Airwave is undertaking a major network building programme to provide geographical (as opposed to population) coverage.

Use of Airwave to Date

Airwave has now been delivered to 10 police forces (Lancashire, North Yorkshire, Greater Manchester, Suffolk, West Mercia, Leicestershire, Humberside, Northumbria, Cambridgeshire and Derbyshire) and has the ability to provide integrated communications to all emergency services.

Use of the system by the British Transport Police follows hard on the heels of Airwave's availability within a particular county.

Feedback from forces shows that Airwave is already making an impact on operational policing.

Officers in both Lancashire and West Mercia have apprehended criminals carrying analogue radio scanners. The criminals had expected to monitor police whereabouts, but this was prevented by Airwave.

The call clarity provided by Airwave has been an advantage to officers in Suffolk and North Yorkshire who were previously hampered by East Coast Interference which meant they were sometimes in contact with Dutch taxi drivers and North Sea trawlers.

Status of National Ambulance and Fire Service Bids

Airwave is bidding for national contracts with the fire and ambulance services. A decision on the ambulance contract is due later this year, with a decision on the fire contract expected next year.


mmO2 Contact:                                 O2 Airwave Contact:

David Nicholas                                Claire Parker
Head of Media Relations                       Press Relations Manager
mmO2 plc                                      O2 Airwave
david.nicholas@o2.com                         claire.parker@o2.com
t: +44 (0) 771 575 9176                       t: +44 (0)7712 772771





                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 31 March, 2003                       By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary